May 17, 1999


Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549


RE:      American Odyssey Funds, Inc. ("Registrant")
         N-SAR Exhibit to Item 77K

Ladies and Gentlemen:

In accordance with the requirements of Item 304(a)(3) of Regulation S-K, the Registrant provided us with a copy of the disclosure it plans to include in the attachment to Item 77K of Form N-SAR. Set forth below is the Registrant's disclosure in response to this Item:

"For 1998 and for previous years, PricewaterhouseCoopers LLP and its predecessor ("PWC") served as independent public accountant for American Odyssey Funds, Inc. ("AOFI"). For 1999, AOFI's Board of Directors selected KPMG Peat Marwick LLP as independent public accountant for AOFI. The Board's selection of KPMG Peat Marwick LLP did not result from any dispute between AOFI and PWC, and PWC's reports for the last two years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement between PWC and AOFI of a type that an independent public accountant would refer to in its report."

PWC agrees with the statement set forth above and acknowledges that the Registrant is filing this letter an exhibit to the N-SAR filing.

Very truly yours,



Peter Finnerty